UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                         Suite 600 - 200 Burrard Street,
                      Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    July 20, 2005                        By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                     -------------------------------------------

                                                         EXTERNAL NEWS RELEASE
                                                                      05-15-TC
FOR IMMEDIATE RELEASE:      July 19, 2005

                 TECK COMINCO LIMITED TO DECLARE FORCE MAJEURE

VANCOUVER, B.C. - Teck Cominco announced today that as a result of the strike by unionized employees at the Company's Trail operations, force majeure will be declared on all metal and chemical products sales. Deliveries will continue until inventories are depleted, and concentrates will continue to be received and stored.

The union, which represents 1,035 production and maintenance workers and 200 office and technical employees, went on strike at 5 a.m. today. The Steelworkers Union asked the BC Labour Relations Board appointed mediator to book out last week and issued 72-hour strike notice effective today.

In bargaining to date, Teck Cominco has offered wage increases of eight per cent over three years and a six per cent increase in pensions. This would move the average wage from about $25 to $27 an hour during the proposed three-year contract.

"We believe our offer is very realistic and will result in significant gains for our unionized employees," says company spokesperson Mark Edwards. "We remain open to a resumption of productive bargaining."

Edwards says the company has worked out an agreement with the union to maintain essential services including the provision of drinking water to local communities and environmental monitoring.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM

FOR MORE INFORMATION CONTACT:

Greg Waller       604.685.3005




                              TECK COMINCO LIMITED
        200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
     TEL: (604) 687-1117     FAX: (604) 687-6100      www.teckcominco.com